As filed with the Securities and Exchange Commission on November 22, 2005.

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

   In the Matter of                                           CERTIFICATE
  Cinergy Corp., et al.                                           OF
   File No. 70-10281                                          NOTIFICATION

       Public Utility Holding Company Act of 1935 ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's order dated June 23, 2005 in the above docket, HCAR No. 27987 (the "Order"). This certificate reports activity for the calendar quarter ended September 30, 2005.

          Any capitalized terms used herein but not defined herein have the respective meanings given in the Order.

1. Pursuant to the "EWG/FUCO Projects Limit", Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At September 30, 2005, (a) Cinergy had "consolidated retained earnings" of $1,595 million and therefore a EWG/FUCO Projects Limit of $3,595 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $705 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $2,890 million.

2. At September 30, 2005, consolidated debt, cumulative preferred stock, and common stock equity comprised approximately 55.5%, 0.3%, and 44.2%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.            At September 30, 2005, Cinergy's market-to-book ratio was 199%.

4. For the quarter ended September 30, 2005, Cinergy issued $26 million of common stock and had a net increase of $327 million in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. At September 30, 2005, Cinergy's unconsolidated total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $4.37 billion, a net increase of $665 million over Cinergy's unconsolidated total capitalization at September 30, 2004, the benchmark used in the Order, in which the Commission authorized Cinergy to increase its unconsolidated total capitalization by $4 billion. Guarantees issued by Cinergy and outstanding at September 30, 2005 totaled $1.2 billion, leaving remaining Cinergy guarantee authority under the Order of approximately $1.8 billion. Finally, Cinergy affirms that it has met the applicable financing terms and conditions specified in the Order.

5. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended September 30, 2005, including the aggregate investment by EWG/FUCO Project and growth in retained earnings, along with the year to date September 30, 2005 net income and revenues of Cinergy's EWG/FUCO Projects.



                               S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 22, 2005

                                               CINERGY CORP.


                                               By: /s/Lynn J. Good
                                                   Lynn J. Good
                                                   Executive Vice President and
                                                   Chief Financial Officer